SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from                      to

Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

(Full title of the plan)

McGraw Hill Financial, Inc.

1221 Avenue of the Americas

New York, NY 10020

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Years Ended December 31, 2013 and 2012

With Report of Independent Registered Public Accounting Firm

Ernst & Young, LLP

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Pension Investment Committee

McGraw Hill Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2014

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
	(In Thousands)
Interest in the McGraw Hill Financial, Inc. Savings Plans Master Trust Fund at fair value:
S&P 500 Index Account	$424,505	$384,276
Stable Assets Account	375,749	482,053
Retirement Assets I Account	285,298	271,321
Retirement Assets III Account	209,295	251,262
McGraw Hill Financial, Inc. Stock Account	166,125	194,450
Retirement Assets II Account	163,998	162,317
International Equity Account	140,669	140,992
Core Equity Account	113,198	102,687
S&P 400 Index Account	106,365	94,712
Special Equity Account	83,694	76,979
Money Market Account	71,566	94,785
S&P 600 Index Account	55,130	42,181

Total plan assets in Master Trust Fund	2,195,592	2,298,015

Self Directed Accounts	11,512	15,884
Contributions receivable:
Employer	26,392	41,092
Employee	—	1,822
Interest from participants’ notes receivable	—	12
Notes receivable from participants	4,624	7,432

Total plan assets, reflecting investments at fair value	2,238,120	2,364,257
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,775)	(30,592)

Net assets available for benefits	$2,224,345	$2,333,665

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
	(In Thousands)
Investment gain:
Net investment gain from McGraw Hill Financial, Inc. Savings Plans Master Trust Fund	$418,115	$266,724
Net investment gain from Self Directed Accounts	980	2,692

Total investment gain	419,095	269,416

Interest income on notes receivable from participants	251	338
Additions:
Contributions:
Employer	63,582	79,648
Employee	70,326	91,271
Plan transfers	2,340	863

Total additions	136,248	171,782

Deductions:
Benefit payments and withdrawals	(236,511)	(200,233)
Plan transfers	(43)	(653)

Total deductions	(236,554)	(200,886)

Net increase before transfers	319,040	240,650
Transfers to McGraw-Hill Education (see Note 4)	(428,360)	—
Net (decrease)/increase after transfers	(109,320)	240,650
Net assets available for benefits:
Beginning of year	2,333,665	2,093,015

End of year	$2,224,345	$2,333,665

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements

December 31, 2013

1. Plan Description

On May 1, 2013, The McGraw-Hill Companies, Inc. changed its name to McGraw Hill Financial, Inc. (the “Company”). As a result, the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Subsidiaries was amended and restated under the 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries (the “Plan”).

The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries is a defined contribution plan sponsored by McGraw Hill Financial, Inc. The Plan has a beneficial interest in McGraw Hill Financial, Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw Hill Financial, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate with a 0% contribution rate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Participants may contribute to the Plan up to 25% of their Plan earnings limited to $17,500 and $17,000 in 2013 and 2012, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the “IRC”). If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $255,000 and $250,000 in 2013 and 2012, respectively.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Plan Description (continued)

As of December 31, 2013, the Company matched 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee. The Plan limits after tax contributions by highly compensated employees to 4% of earnings.

The assets of the Plan may be invested in the Investment Accounts, as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the Retirement Assets III Account until the participant changes their election. There is no limit to the number of investment allocation changes for future allocations. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances, if the balance is reallocated more than eight times per year.

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also fully vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to the 2006 plan year and prior years will be fully vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce Company contributions for the current plan year. Forfeited participant benefits used to reduce Company contributions for 2013 and 2012 were approximately $1,588,000 and $1,411,000, respectively.

The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59 1⁄2, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $22,574,000 and $35,927,000 to the Plan in 2013 and 2012, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self Directed Accounts are credited with earnings and/or charged with losses and expenses based on the performance of the individual investments within these accounts.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits adjusts the fair value of the investment contracts from fair value to contract value. Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

In accordance with ASC 820, Fair Value Measurements and Disclosures (ASC 820), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Unobservable inputs for the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Self Directed Accounts: The Self Directed Accounts hold mutual funds valued at the quoted net asset value (“NAV”) of shares held by the Plan at year-end.

The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Corporate Common Stock: Valued at quoted market prices.

Preferred Stock: Valued at quoted market prices.

Foreign Common Stock: Valued at quoted market prices.

US Government Securities: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions.

Collective Investment Trust Funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Collective Investment Funds seek to provide long-term capital appreciation by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index. There are currently no redemption restrictions on these investments.

McGraw Hill Financial, Inc. Common Stock: Valued at quoted market prices.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Corporate Debt: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions.

Mutual Funds: Valued at the quoted NAV of shares held by the Master Trust at year-end.

Asset-backed Securities: The underlying security is used to determine the net asset value for each unit of the fund held by the fund. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Guaranteed Investment Contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2013 and 2012. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Master Trust Level
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock:
Consumer sectors	$164,674	$—	$—	$164,674
Technology sectors	173,538	—	—	173,538
Other sectors	425,847	—	—	425,847
Preferred stock	4,603	—	—	4,603
US Government Securities	—	56,611	—	56,611
Common collective trust:
Northern Trust S&P 400 Index*	—	111,938	—	111,938
Northern Trust S&P 500 Index*	—	446,977	—	446,977
Other	1,960	16,571	—	18,531
McGraw Hill Financial, Inc. common stock*	172,374	—	—	172,374
Corporate debt	—	165,385	—	165,385
Asset-backed securities	—	24,666	—	24,666
Mutual funds:
Fixed Income Fund Investments	77,115	—	—	77,115
Other	56,395	—	—	56,395
Stable Assets Account:
Fixed Income Fund Investments	17,130	—	—	17,130
Monumental Life Ins #MDA00938	—	126,604	—	126,604
Bank of Tokyo-Mitsubishi #UFJ DAM-McGHill13-1	—	92,655	—	92,655
Prudential Insurance Co. of America #GA-6245	—	166,893	—	166,893

Total Master Trust Assets	$1,093,636	$1,208,300	$—	$2,301,936

*	Indicates party in interest to the Plan

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$11,512	$—	$—	$11,512

Total Plan Assets Outside Master Trust	$11,512	$—	$—	$11,512

	Assets at Master Trust Level
	as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock:
Consumer sectors	$169,214	$—	$—	$169,214
Technology sectors	18,166	—	—	18,166
Other sectors	601,137	—	—	601,137
Preferred stock	8,580	—	—	8,580
Common collective trust
Northern Trust S&P 400 Index*	—	98,761	—	98,761
Northern Trust S&P 500 Index*	—	401,594	—	401,594
Other	1,185	5,625	—	6,810
McGraw Hill Financial, Inc. common stock*	200,033	—	—	200,033
Corporate debt	—	223,368	—	223,368
Asset-backed securities	—	23,871	—	23,871
Mutual funds:
Fixed Income Fund Investments	125,795	—	—	125,795
Other	4,786	—	—	4,786
Stable Assets Account:
Fixed Income Fund Investments	32,768	—	—	32,768
Monumental Life Ins #MDA00938	—	152,697	—	152,697
Natixis Financial Products, Inc. #1018-0	—	121,630	—	121,630
Prudential Insurance Co. of America GA-6245	—	204,525	—	204,525

Total Master Trust Assets	$1,161,664	$1,232,071	$—	$2,393,735

*	Indicates party in interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$15,884	$—	$—	$15,884

Total Plan Assets Outside Master Trust	$15,884	$—	$—	$15,884

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by the Vice-President, Global Benefits (the “Plan Administrator”) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan, excluding the investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2013 and 2012, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with IRC to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary, if any, to maintain the qualified status of the Plan. An application for a new determination letter has been submitted to the IRS and a response is pending.

Accounting principles generally accepted in the United States (“US GAAP”) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU establishes new disclosure requirements regarding the effect or potential effect of offsetting arrangements on a company’s financial position. It is the result of a joint project with the International Accounting Standards Board (“IASB”) designed to enhance and provide converged disclosures about financial and derivative instruments that are either offset on the balance sheet, or are subject to an enforceable master netting arrangement (or other similar arrangement). The ASU is effective for fiscal years, and interim periods beginning on or after January 1, 2013. Retrospective application of the disclosures is required for all periods presented within the financial statements.

In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements, or (2) subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

The adoption of these standards had no effect on the Plan’s financial statements.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments

The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the “Participating Plans”), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (“Northern Trust”). At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust were approximately 95% and 96%.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

As of December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	% Interest
	2013	2012
Retirement Assets II Account	97.6%	97.9%
Retirement Assets III Account	97.0	97.5
Special Equity Account	97.0	97.1
Core Equity Account	96.5	97.2
International Equity Account	96.3	96.9
Retirement Assets I Account	96.1	96.7
McGraw Hill Financial, Inc. Stock Account	95.3	96.6
S&P 600 Index Account	95.3	95.9
S&P 400 Index Account	95.0	95.9
S&P 500 Index Account	95.0	95.7
Stable Assets Account	93.3	94.3
Money Market Account	92.8	95.2

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts:

	December 31
	2013	2012
	(In Thousands)
Assets
Investments:
Corporate common stock
Consumer sectors	$164,674	$169,214
Technology sectors	173,538	18,166
Other sectors	425,847	601,137
Preferred stock	4,603	8,580
US Government Securities	56,611	—
Common collective trust	577,446	507,165
McGraw Hill Financial, Inc. common stock*	172,374	200,033
Corporate debt	165,385	223,368
Asset-backed securities	24,666	23,871
Mutual funds	133,510	130,581
Stable Assets Account:
Fixed Income Fund Investments	17,130	32,768
Monumental Life Ins #MDA00938, 3.41% and 4.10% at December 31, 2013 and 2012, respectively	126,604	152,697
Natixis Financial Products, Inc #1018-01, N/A% and 3.04% at December 31, 2013 and 2012, respectively	—	121,630
Bank of Tokyo-Mitsubishi UfJ #DAM-McGILL13-1, 2.48% and N/A at December 31, 2013 and 2012, respectively	92,655	—
Prudential Insurance Co. of America #GA-62450, 2.98% and 3.96% at December 31, 2013 and 2012, respectively.	166,893	204,525

	2,301,936	2,393,735
Receivables
Due from broker on pending trades	1,203	—

Total receivables	1,203	—

Liabilities
Due to broker on pending trades	—	(1,306)
Accrued investment management expenses	(1,788)	(1,770)

Total liabilities	(1,788)	(3,076)

Net assets of the Master Trust, at fair value	2,301,351	2,390,659
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(14,772)	(32,447)

Net assets of the Master Trust	$2,286,579	$2,358,212

*	Indicates party in interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments that represent 5% or more of the Master Trust’s net assets are as follows:

	December 31
	2013	2012
	(In Thousands)
NTGI-QM Collective Daily S&P 500 Equity Index Fund – Non Lending*	$446,977	$401,594
McGraw Hill Financial, Inc. common stock*	172,374	200,033
Vanguard Prime Money Market Fund**	—	132,316

*	Indicates party in interest to the Plan.
**	Fund value does not represent 5% of Plan’s Assets for the applicable year. Value is presented for comparative purposes

Investment income for the Master Trust, is as follows:

	December 31
	2013	2012
	(In Thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$(43)	$624
Corporate common stock (includes foreign)	202,452	103,835
Preferred stock	830	893
Company stock	53,900	36,776
Mutual funds	42,811	27,311
Corporate debt	(431)	23,023
Common collective trusts	118,643	56,228
State, municipal and other	5,120	2,012
Interest and dividend income	14,491	27,160

Net investment gain	437,773	277,862

Expenses
Administrative and other expenses	(2,058)	(1,869)

Total investment gain	$435,715	$275,993

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Guaranteed Investment Contracts

The Monumental Life Insurance contract, the Bank of Tokyo-Mitsubishi contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC“s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

The weighted-average yield for the synthetic GICs for the years ended December 31, 2013 and 2012 was 2.76% and 3.16%, respectively.

The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2013 and 2012 was 2.87% and 3.38%, respectively.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The total fair value of the synthetic GICs was approximately $403,283,000 and $511,620,000 as of December 31, 2013 and 2012, respectively.

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by McGraw Hill Financial, Inc. Pension Investment Committee.

A summary of net assets at fair value, as of December 31, follows:

	2013	2012
	(In Thousands)
Investments
Money markets	$1,372	$3,177
Mutual funds	10,141	12,574

Total investments	11,513	15,751
Cash	7	119
Due to broker on pending trades, net	(8)	14

Net assets available to participating Plan	$11,512	$15,884

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

A summary of the net investment gain/(loss) of the Self Directed Accounts for the years ended December 31 follows:

	2013	2012
	(In Thousands)
Dividend and interest income	$349	$392
Net realized and unrealized gain on Mutual funds	631	2,300

Net investment gain	$980	$2,692

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan has entered into derivatives that include option contracts, futures and swaps agreements in the underlying fixed income portfolios of the Stable Assets Fund. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The total fair market value of the outstanding derivatives held by the Master Trust as of December 31, 2013 and 2012 were $1,071,168 and ($375,112) respectively. The total gross notional amounts for outstanding derivatives held by the Master Trust as of December 31, 2013 and 2012 were $147,114,001 and $23,909,359, respectively. Notional amounts for option contracts are only relevant if the options are in-the-money at the expiration date, otherwise, they expire worthless.

4. Plan to Plan Transfers

Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $2,340,000 and $863,000 in 2013 and 2012, respectively, and transfers out of approximately $43,000 and $58,000, respectively.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

4. Plan to Plan Transfers (continued)

On September 28, 2012, Plan assets in the amount of $595,000 were transferred to The Puerto Rico 401(k) Savings and Profit Sharing Plan of McGraw-Hill Interamericana, Inc.

On March 22, 2013, The McGraw Hill Companies, Inc. sold McGraw-Hill Education (“MHE”) to investment funds affiliated with Apollo Global Management, LLC. Participation in the Plan ended on March 22, 2013 for employees of McGraw Hill Education. Plan assets for employees of McGraw Hill Education were transferred into The McGraw-Hill Education 401k Savings Plan on June 24, 2013 in the amount of $428,360,000.

5. Related-Party Transactions

The Master Trust holds units of common/collective trust funds managed by Northern Trust, the trustee of the Plan. The Master Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

	2013	2012
	(In Thousands)
Net assets available for benefits per the financial statements	$2,224,345	$2,333,665
Less: Amounts allocated to withdrawing participants	(154)	(44)
Add: Adjustments from fair value to contract value for fully benefit-responsive contracts	13,775	30,592

Net assets per Form 5500	$2,237,966	$2,364,213

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2013
(In Thousands)
Total investment gain per the financial statements	$419,095
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	13,775
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2012	(30,592)

Total income per the Form 5500	$402,278

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2012
(In Thousands)
Total investment gain per the financial statements	$269,416
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	30,592
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2011	(24,427)

Total income per the Form 5500	$275,581

8. Subsequent Event

Management has evaluated subsequent events for Plan through June 27, 2014, the date the financial statements were available to be issued. Except as disclosed in Note 4, no subsequent events have occurred that require disclosure in or adjustment to the financial statements.

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

EIN #13-1026995 Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Notes receivable from participants*	Interest rates ranging from 3.25% – 10%, maturing through July 15, 2033	$4,624,392
Self directed accounts	Mutual funds, presented at fair value	11,511,984

*	Indicates party-in-interest to the Plan

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and its Subsidiaries, The Employee Retirement Plan of McGraw Hill Financial, Inc. and its Subsidiaries, The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, The Standard & Poor’s Employee Retirement Account Plan for Represented Employees, The Employees’ Investment Plan of McGraw-Hill Broadcasting Company, Inc. and its Subsidiaries; the Registration Statement (Form S-8 No. 333-126465) pertaining to The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and its Subsidiaries, The Employee Retirement Plan of McGraw Hill Financial, Inc. and its Subsidiaries, The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, and The Standard & Poor’s Employee Retirement Plan for Represented Employees, and the Registration Statement (Form S-8 Nos. 333-157570 and 333-170902) pertaining to The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and its Subsidiaries, and The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees of our report dated June 27, 2014, with respect to the financial statements and schedule of The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and its Subsidiaries included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

/s/ Ernst & Young, LLP

New York, New York

June 27, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME

Date: June 27, 2014	By:	/s/ Peter Palma
	Name:	Peter Palma
	Title:	Vice President, Global Benefits and Plan Administrator